Number: BC1135404

BRITISH COLUMBIA

# CERTIFICATE
# OF
# CHANGE OF NAME

*BUSINESS CORPORATIONS ACT*

I Hereby Certify that VIZSLA RESOURCES CORP. changed its name to VIZSLA SILVER CORP. on February 5, 2021 at 01:18 PM Pacific Time.

*Issued under my hand at Victoria, British Columbia*
*On February 5, 2021*

**CAROL PREST**
*Registrar of Companies*
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE